

September 9, 2009

Mr. Colin Marshall
Chief Executive Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.
Gillette, WY 82716

> **Re:** **Cloud Peak Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2009**
> **Response Letter Dated August 12, 2009**
> **File No. 333-161293**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This

will minimize the need for us to repeat similar comments.

General

2.   Please provide updated consents with your next amendment.

3.   Please continue to monitor your requirement to provide updated financial statements in accordance with Rule 3-12 of Regulation S-X.

4.   Include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. Once the information is provided, we will need sufficient time to review it and may have additional comments.

5.   Please file all omitted exhibits, including opinions of counsel, as soon as practicable. Also file all material contracts as exhibits. You will need to allow time for our review of the exhibits once they are filed.

Risk Factors, page 21

6.   Your risk factors state in various places that "there can be no assurance" or use similar language, when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate all such language from this section. Further, please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clause "beyond our control" from the risk factors section.

Our Directors and Executive Officers Have Potential Conflicts of Interest…, page 49

7.   We note that "one of [y]our directors will also be an executive officer of Rio Tinto or its affiliates," and that "[y]our chief executive officer and some of your directors own shares of Rio Tinto or options to purchase Rio Tinto common stock, which may be of greater value than their ownership of [y]our common stock." Please identify the directors that will be an executive officer of Rio Tinto or its affiliates, and that will own shares of Rio Tinto that may be of greater value than their ownership of your common stock.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 72

8.   Please provide the omitted pro forma and explanatory adjustment information at your earliest convenience.

Base Salary, page 154

9.   We note your disclosure that "base salary amounts are targeted to be near the median when compared to the salaries of similar positions at the companies in our peer group." We also note that Mr. Colin Marshall will receive 88% of your compensation peer group median. Please provide added disclosure on how you determined the amount to pay Mr. Marshall and why he will be paid higher than the targeted median for your peer group.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are

Mr. Colin Marshall
Cloud Peak Energy Inc.
September 9, 2009
Page 4

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kevin Stertzel (202) 551-3723 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Stuart Gelfond
        (212) 859-4000